Exhibit 99.1

Increase in number of shares and votes in Vicore Pharma

Stockholm, Sweden & Cambridge, Mass. September 30, 2026 – Vicore Pharma Holding AB (Nasdaq Stockholm: VICO, Nasdaq US: VCRE), unlocking the potential of a new class of drug candidates, angiotensin II type 2 receptor agonists, today announced that the number of Vicore shares and votes has increased following the exercise of warrants with subsequent delivery of shares to participants in the incentive programs Board LTIP 2023, Board LTIP 2024 and Board RSU 2025. The shares were issued through the exercise of 117,737 share awards, which are entitled to 118,916 shares.

Through the share awards, the number of outstanding shares and votes increased by 118,916 and the share capital by 59,457.999424 SEK. As of today, the total number of registered shares and votes amounts to 281,644,509. Furthermore, the registered share capital amounts to 140,822,253.132817 SEK.

For further information, please contact:

Hans Jeppsson, CFO, +46 (0)70 553 14 65, hans.jeppsson@vicorepharma.com

About Vicore Pharma Holding AB

Vicore Pharma is a clinical-stage biopharmaceutical company unlocking the potential of a new class of drugs with disease-modifying potential in respiratory and fibrotic diseases, including idiopathic pulmonary fibrosis (IPF). The company’s lead program, buloxibutid, is an oral small molecule angiotensin II type 2 receptor agonist, which has received Orphan Drug and Fast Track designation from the United States Food and Drug Administration and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in IPF. Vicore Pharma is publicly listed on Nasdaq Stockholm (VICO) and Nasdaq US (VCRE). www.vicorepharma.com

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
   Phone: +46 (0)31 78 80 560  |  VAT nr SE556680380401  |  www.vicorepharma.com